FOR IMMEDIATE RELEASE

MacKenzie Capital Management, LP announces an extension to the tender offer for United Mortgage Trust.

Moraga, Calif. (Market Wire)—December 11, 2015—Affiliates of MacKenzie Capital Management, LP have extended the expiration date with respect to their tender offer through January 6, 2016.

As of the date hereof, approximately 303,909.63 Shares have been tendered by Shareholders and not withdrawn.  No other Shares have been tendered to date.

The Purchasers have extended the Expiration Date as a result of market issues that have arisen regarding the Corporation's affiliate, United Development Funding IV.  Other than extending the Expiration Date, no other terms of the Offer are changed.  Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Letter to Shareholders, the Assignment Form, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov.  Shareholders also may obtain a copy of these documents, without charge, from our website at www.mackenziecapital.com (click on Tenders), or by calling toll free at 800-854-8357.

Contact: Christine Simpson, 800-854-8357 x. 1024
MacKenzie Capital Management, LP
1640 School Street
Moraga, California 94556